Securities and Exchange Commission
Washington, D.C. 20549


November 21, 2000



Ladies and Gentlemen:

We were previously principal accountants for Fortune Natural Resources Corporation and, under the date of March 28, 2000, we reported on the financial statements of Fortune Natural Resources Corporation as of and for the years ended December 31, 1999 and 1998. On November 20, 2000, our appointment as principal accountants was terminated. We have read the Company's statements included under Item 4 of its Form 8-K dated November 21, 2000, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's stated reason for changing principal accountants or the Company's statement that the change was recommended by the audit committee of the board of the directors.

Very truly yours,


/s/  KPMG LLP
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